UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

MARRIOTT INTERNATIONAL, INC.
(Name of Issuer)

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

             571903103
(CUSIP Number)

Stephanie M. Loughlin
Venable LLP
575 7th Street, N.W.
Washington, D.C.  20036  (202) 344-8300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

               September 30, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 571903103	Page 2 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
JWM Family Enterprises, Inc. 52-1823618
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
8	SHARED VOTING POWER	24,227,493*
9	SOLE DISPOSITIVE POWER	0
10	SHARED DISPOSITIVE POWER	24,227,493*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,227,493*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%**
14	TYPE OF REPORTING PERSON	CO

*  Consists of 9,199,999 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, L.P., 2,904,028 shares held by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P., 4,200,000 shares owned by Anchorage Partners, L.P., whose sole general partner is JWM Family Enterprises, L.P. and 7,923,466 shares owned by JWM Family Enterprises, L.P.  JWM Family Enterprises, Inc. is the sole general partner of JWM Family Enterprises, L.P.

**  The denominator is based on 299,538,446 shares of Class A Common Stock outstanding as of October 18, 2013, as stated on the facing page of the Form 10-Q filed by Marriott International, Inc. for the quarter ended September 30, 2013 (the “Form 10-Q”).

SCHEDULE 13D/A

CUSIP No. 571903103	Page 3 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
JWM Family Enterprises, Inc. 52-1823618
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
8	SHARED VOTING POWER	24,227,493*
9	SOLE DISPOSITIVE POWER	0
10	SHARED DISPOSITIVE POWER	24,227,493*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,227,493*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%**
14	TYPE OF REPORTING PERSON	PN

*  Consists of 9,199,999 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, L.P., 2,904,028 shares held by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P., 4,200,000 shares owned by Anchorage Partners, L.P., whose sole general partner is JWM Family Enterprises, L.P. and 10,827,960 shares owned by JWM Family Enterprises, L.P.  JWM Family Enterprises, Inc. is the sole general partner of JWM Family Enterprises, L.P.

** The denominator is based on 299,538,446 shares of Class A Common Stock outstanding as of October 18, 2013, as stated on the facing page of the Form 10-Q.

SCHEDULE 13D/A

CUSIP No. 571903103	Page 4 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
J.W. Marriott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	1,229,140*
8	SHARED VOTING POWER	42,377,121**
9	SOLE DISPOSITIVE POWER	1,229,140*
10	SHARED DISPOSITIVE POWER	42,377,121**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,606,261 ***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.5%****
14	TYPE OF REPORTING PERSON	IN

* Consists of the following: (a) 163,297 shares held directly by J. W. Marriott, Jr.; and (b) 1,065,843 shares subject to stock options (“Options”) and stock appreciation rights (“SARs”) held by J. W. Marriott, Jr. currently exercisable or exercisable within 60 days.  SAR underlying share amounts are based on the $45.08 closing price of Marriott International, Inc. Class A Common Stock on October 31, 2013.

**  Consists of the following: (a) 4,062,528 shares held by trusts for the benefit of the children of J. W. Marriott, Jr. and the children of Richard E. Marriott, for which J. W. Marriott serves as a trustee; (b) 5,498,047 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr. serves as a trustee; (c) 5,215,684 shares held by a charitable annuity trust created by the will of J. Willard Marriott, Sr., for which J.W. Marriott, Jr. serves as a trustee; (d) 24,227,493 shares beneficially owned by JWM Family Enterprises, Inc.;

SCHEDULE 13D/A

CUSIP No. 571903103	Page 5 of 29 Pages

(e) 323,496 shares owned by JWM Associates Limited Partnership, in which J.W. Marriott, Jr. is a general partner; (f) 2,184,754 shares held by four trusts for the benefit of J. W. Marriott, Jr.’s children, for which the spouse of J.W. Marriott, Jr. serves as a trustee; (g) 49,575 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which the spouses of John W. Marriott III and J.W. Marriott, Jr. serve as co-trustees; (h) 51,872 shares owned by the J. Willard Marriott Jr. Foundation, for which J.W. Marriott, Jr. serves as a trustee; (i) 282,524 shares held by J. W. Marriott’s spouse; (j) 41,635 shares owned by three trusts for the benefit of Stephen Garff Marriott’s children, for which the spouse of J.W. Marriott, Jr. serves as a trustee; (k) 199,513 shares owned by three trusts for the benefit of Stephen Garff Marriott’s children, for which the spouse of J.W. Marriott, Jr. serve as a trustee; and (l) 240,000 shares owned by The JWM Generations Trust, for which the spouse of J.W. Marriott, Jr. serves as a trustee.  Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

***  J.W. Marriott, Jr., John W. Marriott III, Deborah Marriott Harrison, David Sheets Marriott and Stephen Blake Marriott (collectively, the “Individual Reporting Persons”) may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons.  The aggregate number of shares beneficially owned by all of the Individual Reporting Persons without duplication is 47,701,323, including 1,114,478 shares of Class A Common Stock issuable upon the exercise of Options and SARs that are currently exercisable or exercisable within 60 days of October 31, 2013.

****  The denominator is based on (a) 299,538,446 shares of Class A Common Stock outstanding as of October 18, 2013, as stated on the facing page of the Form 10-Q and (b) 1,065,843 shares subject to Options and SARs exercisable within 60 days of October 31, 2013.

SCHEDULE 13D/A

CUSIP No. 571903103	Page 6 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
John W. Marriott III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	654,401*
8	SHARED VOTING POWER	31,824,682**
9	SOLE DISPOSITIVE POWER	654,401*
10	SHARED DISPOSITIVE POWER	31,824,682**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,479,083 ***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.8%****
14	TYPE OF REPORTING PERSON	IN

* Consists of the following: (a) 646,629 shares held directly by John W. Marriott III; and (b) 7,772 director shares.

**  Consists of the following: (a) 24,227,493 shares beneficially owned by JWM Family Enterprises, L.P. Inc.; (b) 5,498,047 shares owned by The J. Willard & Alice S Marriott Foundation, a charitable foundation, for which John W. Marriott III serves as a trustee; (c) 748,814 shares owned by a trust for the benefit of his sister-in-law, for which John W. Marriott III serves as a trustee; (d) 71,472 shares held by four trusts for the benefit of David Sheets Marriott’s children, for which John W. Marriott III serves as a trustee; (e) 49,575 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which the spouses of

SCHEDULE 13D/A

CUSIP No. 571903103	Page 7 of 29 Pages

John W. Marriott III and J.W. Marriott, Jr., serve as co-trustees; (f) 31,550 shares owned by John W. Marriott III’s spouse; (g) 179,166 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which John W. Marriott III, his spouse and Deborah Marriott Harrison serve as trustees; (h) 240,000 shares owned by The JWM Generations Trust, for which John W. Marriott III serves as a trustee; (i) 251,000 shares owned by a life insurance trust, for which John W. Marriott III serves as a trustee; (j) 290,000 shares owned by a trust for the descendants of Stephen Garff Marriott, for which John W. Marriott III serves as a trustee; (k) 75,000 shares owned by a trust for the descendants of John W. Marriott III, for which John W. Marriott III serves as a trustee; (i) 142,565 shares owned by a trust for the descendants of David S. Marriott, for which John W. Marriott III serves as a trustee; and (m) 20,000 shares owned by John W. Marriott III’s minor child.  Mr. Marriott disclaims beneficial ownership of all of the foregoing shares in excess of his pecuniary interest.

***  The Individual Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons.  The aggregate number of shares beneficially owned by all of the Individual Reporting Persons without duplication is 47,701,323, including 1,114,478 shares of Class A Common Stock issuable upon the exercise of Options and SARs that are currently exercisable or exercisable within 60 days of October 31, 2013.

****  The denominator is based on (a) 299,538,446 shares of Class A Common Stock outstanding as of October 18, 2013, as stated on the facing page of the Form 10-Q and (b) 7,772 director shares.

SCHEDULE 13D/A

CUSIP No. 571903103	Page 8 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Deborah Marriott Harrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	126,820*
8	SHARED VOTING POWER	31,188,805**
9	SOLE DISPOSITIVE POWER	126,820*
10	SHARED DISPOSITIVE POWER	31,188,805**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,315,625***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.5%****
14	TYPE OF REPORTING PERSON	IN

*  Consists of 126,820 shares held directly by Deborah Marriott Harrison.

**  Consists of the following: (a) 24,227,493 shares beneficially owned by JWM Family Enterprises, Inc.; (b) 5,498,047 shares owned by The J. Willard & Alice S Marriott Foundation, a charitable foundation, for which Deborah Marriott Harrison serves as a trustee; (c)  63,685 shares held directly by Deborah Marriott Harrison’s husband, Ronald Taylor Harrison; (d) 179,166 shares held in three trusts for the benefit of John W. Marriott III’s children, for which Deborah Marriott Harrison serves as a trustee; (e) 6,420 shares held in two trusts for the benefit of Deborah Marriott Harrison’s grandchildren, for which Deborah Marriott Harrison serves as a trustee; (f) 312,780 shares held in six trusts for the benefit of Deborah Marriott Harrison’s children, for which

CUSIP No. 571903103	Page 9 of 29 Pages

Deborah Marriott Harrison serves as a trustee; (g) 160,045 shares held in two limited liabilities companies, for which Deborah Marriott Harrison serves as a manager; (h) 21,527 shares subject to Options and SARs held by Deborah Marriott Harrison’s husband, Ronald Taylor Harrison, currently exercisable or exercisable within 60 days; (i) 167 shares of deferred bonus stock in the name of Deborah Marriott Harrison’s husband, Ronald Taylor Harrison; (j) 240,000 shares owned by The JWM Generations Trust, for which Deborah Marriott Harrison serves as a trustee; (k) 251,000 shares owned by a life insurance trust, for which Deborah Marriott Harrison serves as a trustee; (l) 209,210 shares held in a trust for the benefit of Deborah Marriott Harrison’s descendants, for which Deborah Marriott Harrison serves as a trustee; and (m) 19,265 shares held jointly by Deborah Marriott Harrison and her husband.  Mrs. Harrison disclaims beneficial ownership of all of the foregoing shares in excess of her pecuniary interest.

***  The Individual Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons.  The aggregate number of shares beneficially owned by all of the Individual Reporting Persons without duplication is 47,701,323, including 1,114,478 shares of Class A Common Stock issuable upon the exercise of Options and SARs that are currently exercisable or exercisable within 60 days of October 31, 2013.

****  The denominator is based on (a) 299,538,446 shares of Class A Common Stock outstanding as of October 18, 2013, as stated on the facing page of the Form 10-Q; (b) 21,527 shares subject to Options and SARs exercisable within 60 days of October 31, 2013, and (c) 167 shares of deferred bonus stock.

SCHEDULE 13D/A

CUSIP No. 571903103	Page 10 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Stephen Blake Marriott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	8,076*
8	SHARED VOTING POWER	24,232,238**
9	SOLE DISPOSITIVE POWER	8,076*
10	SHARED DISPOSITIVE POWER	24,232,238**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,240,314 ***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%****
14	TYPE OF REPORTING PERSON	IN

*  Consists of the following: (a) 2,318 shares held directly by Stephen Blake Marriott; and (b) 5,758 shares subject to SARs currently exercisable or exercisable within 60 days.  SAR underlying share amounts are based on the $45.08 closing price of Marriott International, Inc. Class A Common Stock on October 31, 2013.

** Consists of the following: (a) 24,227,493 shares beneficially owned by JWM Family Enterprises, Inc.; and (b) 4,745 shares held by two trusts for the benefit of his nephews, for which Stephen Blake Marriott serves as a trustee.  Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

***  The Individual Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons.  The aggregate number of shares beneficially owned by all of the Individual Reporting Persons is 47,701,323, including 1,114,478 shares of Class A Common Stock issuable upon the exercise of Options and SARs that are currently exercisable or exercisable within 60 days of October 31, 2013.

****  The denominator is based on (a) 299,538,446 shares of Class A Common Stock outstanding as of October 18, 2013, as stated on the facing page of the Form 10-Q and (b) 5,758 shares subject to Options and SARs exercisable within 60 days of October 31, 2013.

SCHEDULE 13D/A

CUSIP No. 57164Y 10 7	Page 12 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Estate of Stephen Garff Marriott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	55,958*
8	SHARED VOTING POWER	24,758,640**
9	SOLE DISPOSITIVE POWER	55,958*
10	SHARED DISPOSITIVE POWER	24,758,640**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,814,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3%***
14	TYPE OF REPORTING PERSON	OO

*  Consists of the following: (a) 12,256 shares held by the Estate of Stephen Garff Marriott (the “Estate”); and (b) 43,702 shares held directly by the personal representative of the Estate, Juliana B. Marriott.

** Consists of the following: (a) 24,227,493 shares beneficially owned by JWM Family Enterprises, Inc.; (b) 290,000 shares held in trust for the descendants of Stephen Garff Marriot, for which Juliana B. Marriott serves as a trustee, and (c) 241,147 shares held in six trusts for the benefit of Juliana B. Marriott’s children, for which Juliana B. Marriott serves as a trustee.  Ms. Marriott disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.

***  The Individual Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons.  The aggregate number of shares beneficially owned by all of the Individual Reporting Persons is 47,701,323, including 1,114,478 shares of Class A Common Stock issuable upon the exercise of Options and SARs that are currently exercisable or exercisable within 60 days of October 31, 2013.

****  The denominator is based on 299,538,446 shares of Class A Common Stock outstanding as of October 18, 2013, as stated on the facing page of the Form 10-Q.

SCHEDULE 13D

CUSIP No. 571903103	Page 14 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
David Sheets Marriott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	629,462*
8	SHARED VOTING POWER	25,022,948**
9	SOLE DISPOSITIVE POWER	629,462*
10	SHARED DISPOSITIVE POWER	25,022,948**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,652,410***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.6%****
14	TYPE OF REPORTING PERSON	IN

*  Consists of the following: (a) 615,884 shares held directly David Sheets Marriott; and (b) 13,578 shares subject to Options and SARs  currently exercisable or exercisable within 60 days.  SAR underlying share amounts are based on the $45.08 closing price of Marriott International, Inc. Class A Common Stock on October 31, 2013.

** Consists of the following: (a) 24,227,493 shares beneficially owned by JWM Family Enterprises, Inc.; (b) 15,418 shares held by David Sheets Marriott’s spouse; (c) 71,472 shares held by four trusts for the benefit of David Sheets Marriott’s children, for which David Sheets Marriott serves as a trustee; (d) 240,000 shares owned by The JWM Generations Trust, for which David Sheets Marriott serves as a trustee; (e) 251,000 shares owned by a life insurance trust, for which David Sheets Marriott serves as a trustee; (f) 75,000 shares owned by a trust for the descendants of John W. Marriott III, for which David Sheets Marriott serves as a trustee; and (g) 142,565 shares owned by a trust for the descendants of David Sheets Marriott, for which David Sheets Marriott serves as a trustee.  Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

CUSIP No. 571903103	Page 15 of 29 Pages

***  The Individual Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons.  The aggregate number of shares beneficially owned by all of the Individual Reporting Persons is 47,701,323, including 1,114,478 shares of Class A Common Stock issuable upon the exercise of Options and SARs that are currently exercisable or exercisable within 60 days of October 31, 2013.

****  The denominator is based on (a) 299,538,446 shares of Class A Common Stock outstanding as of October 18, 2013, as stated on the facing page of the Form 10-Q and (b) 52,063 shares subject to options exercisable within 60 days of October 31, 2013.

Schedule 13D/A Marriott International Inc.	Page 16 of 29 Pages

This Amendment No. 2 (this “Amendment”) amends, and to the extent inconsistent with, supersedes the Schedule 13D filed by J.W. Marriott, Jr., John W. Marriott III, Deborah Marriott Harrison, and David Sheets Marriott (together with Stephen Blake Marriott, the “Individual Reporting Persons”), the Estate of Stephen Garff Marriott (the “Estate”), and JWM Family Enterprises, Inc. (“Family Corp”) and JWM Family Enterprises, L.P. (“Family L.P.” and collectively with the Individual Reporting Persons and Family Corp, the “Reporting Persons”) on May 26, 2006, as amended on March 16, 2009 and on December 31, 2012 (the “Schedule 13D”), as specifically set forth herein.

Item 1.  Security and Issuer

The class of equity securities to which this Amendment relates is the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Marriott International, Inc., a Maryland corporation (“Marriott”).  The principal executive offices of Marriott are located at 10400 Fernwood Road, Bethesda, MD 20817.

Item 2.  Identity and Background

The Reporting Persons are filing this Amendment because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as parties to the Amended and Restated Stockholders Agreement, effective as of September 30, 2013 (the “Amended and Restated Stockholders Agreement”), as described in Item 4.  Except as expressly set forth in this Amendment, each Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by any other Reporting Person.

To the best knowledge of the Reporting Persons, the name, business address and present principal occupation or employment of each Individual Reporting Person is set forth on Appendix A hereto, which Appendix A is incorporated by reference herein.  The Estate has no officers or directors, only a personal representative (the “Representative”).  Information regarding the Representative also is set forth on Appendix A hereto.  The directors and executive officers of Family Corp are also set forth on Appendix A hereto.  Family L.P. has no directors or executive officers.  Family Corp is a corporation organized under the laws of the State of Delaware.  Family Corp’s business address is 6106 MacArthur Boulevard, Suite 110, Bethesda, MD 20816, and its principal business is the ownership and operation of hotels.  Family L.P. is a limited partnership organized under the laws of the State of Delaware.  Family L.P.’s business address is 6106 MacArthur Boulevard, Suite 110, Bethesda, MD  20816, and its  principal business is the ownership and operation of hotels.

To the best knowledge of the Reporting Persons, during the last five years, none of the Individual Reporting Persons, the Representative or the directors and executive officers of Family Corp or Family L.P. has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

Schedule 13D/A Marriott International Inc.	Page 17 of 29 Pages

To the best knowledge of the Reporting Persons, during the last five years, none of the Individual Reporting Persons, the Representative or the directors and executive officers of Family Corp has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he or it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of the Reporting Persons, each Individual Reporting Person and the Representative are a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

The shares of Class A Common Stock reported as beneficially owned by the Reporting Persons were acquired in or before the initial public offering of Marriott, through open market purchases using personal funds, by means of gift, inheritance or other gratuitous transfer, or through their service as an officer, director or employee of Marriott.

Item 4.  Purpose of the Transaction

Second Amended and Restated Stockholders Agreement

The Individual Reporting Persons and the Representative entered into the Second Amended and Restated Stockholders Agreement (the “Agreement”) in connection with a contribution of 4,200,000 shares of Class A Common Stock to Anchorage Partners, L.P. (“Anchorage”) and the appointment of Stephen Blake Marriott to the board of directors of Family Corp.  The Agreement, contribution and appointment were all effective as of September 30, 2013.  The Agreement sets forth certain agreements between the parties with respect to the stock of Family Corp and the management of Family Corp.  Family Corp is the sole General Partner of Family L.P., and Family L.P. is the sole General Partner of Thomas Point Ventures, L.P. (“TPV”) and Anchorage and the sole member of Terrapin Limited Holdings LLC (collectively, Family L.P., TPV and Anchorage are referred to as the “Hotel Partnerships”).

Pursuant to the terms of the Agreement, none of the parties thereto may transfer their shares of Family Corp stock, except that such stock may be transferred to another Family Corp stockholder, the spouse or lineal descendant of a Family Corp stockholder or a trust for the benefit of a Family Corp stockholder or their spouses or lineal descendants.  Upon the occurrence of an event that would cause any stock held by a Family Corp stockholder to be subject to an involuntary transfer (as defined in the Agreement), Family Corp has the right and option to purchase from such stockholder the shares that are subject to the involuntary transfer.  The Agreement also requires the parties thereto to vote for certain designated persons as directors of Family Corp.  Under the Agreement, J.W. Marriott, Jr. is authorized on behalf of Family Corp to exercise all voting rights with respect to certain shares of Class A Common Stock contributed to Family L.P. by The Alice S. Marriott Lifetime Trust (the “Alice Marriott

Schedule 13D/A Marriott International Inc.	Page 18 of 29 Pages

Trust Shares”), and J.W. Marriott, Jr., John W. Marriott III and Deborah Marriott Harrison are authorized on behalf of Family Corp to exercise all voting rights with respect to certain shares of Class A Common Stock contributed by J.W. Marriott, Jr. to TPV and Anchorage (the “J.W. Marriott Jr. Shares”).

Without the prior written consent of seventy-five percent (75%) of the Original Voting Stockholder Nominees (as defined in the Agreement), Family Corp may not:

▪	sell or issue any stock;

▪	engage in any business activity other than its activities as General Partner of Family L.P. and other activities incidental thereto;

▪	engage in or cause the Hotel Partnerships to engage in any transaction with any stockholder or any affiliate of any stockholder with respect to the provision or receipt of goods or services;

▪	amend any provision of its certificate of incorporation;

▪	amend, alter, or repeal any provision of its by-laws;

▪	make any distribution on or with respect to, or in redemption of, any stock, except pursuant to certain limited exceptions;

▪	merge or consolidate with or into any other person;

▪	sell or otherwise dispose of all or substantially all of its assets or sell, assign, pledge, or otherwise encumber or transfer all or any part of its interest in Family L.P.;

▪	permit or cause the Hotel Partnerships to sell or otherwise dispose of any of the Alice Marriott Trust Shares or the J.W. Marriott, Jr. Shares;

▪	permit or cause the Hotel Partnerships pledge more than 15% of the Alice Marriott Trust Shares or the J.W. Marriott, Jr. Shares, whether in one transaction or a series of transactions;

▪
permit or cause the sale, exchange or other disposition of hotel/lodging properties owned or controlled by the Hotel Partnerships that represent more than 10% of the gross value of the assets owned or controlled by such partnerships;

▪	permit or cause the Hotel Partnerships to purchase, invest in, or otherwise acquire a hotel/lodging property for more than $30,000,000;

▪	consent to the assignment, transfer, or other disposition of any limited partnership interest or portion thereof in the Hotel Partnerships;

Schedule 13D/A Marriott International Inc.	Page 19 of 29 Pages

▪	consent to the admission of the assignee of a limited partnership interest in the Hotel Partnerships as a substituted limited partner in said partnerships;

▪	admit additional limited partners to the Hotel Partnerships;

▪	elect to dissolve the Hotel Partnerships; or

▪	amend any provision of the governing partnership documents of the Hotel Partnerships.

The foregoing summary is qualified in its entirety by reference to the Agreement filed as Exhibit 7.02 to this Amendment and is hereby incorporated herein by this reference.

Family Corp Pledged Shares

Of the shares of Class A Common Stock beneficially owned by Family Corp, 7,848,315 shares have been pledged as collateral in connection with investments in hotel properties.

Foundation Stock Trading Plan

J.W. Marriott, Jr., John W. Marriott III, Deborah Marriott Harrison, Richard E. Marriott (the brother of J.W. Marriott, Jr.) and two of Richard E. Marriott’s adult daughters serve as co-trustees of the J. Willard and Alice S. Marriott Foundation (the “Foundation”) and may be deemed to have beneficial ownership over the shares held by the Foundation.  Each has no pecuniary interest in the shares held by the Foundation.  In order to ensure compliance with certain federal tax requirements limiting the number of shares of voting stock that can be owned by a private foundation, the Foundation entered into a Rule 10b5-1 Stock Trading Plan (the “Stock Trading Plan”) as of March 16, 2009 with Credit Suisse Securities (USA) LLC, a registered broker-dealer, for the purpose of establishing a trading plan to effect sales of shares of the Class A Common Stock in compliance with all applicable laws including, without limitation, Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder including, without limitation, Rule 10b5-1.

Under the Stock Trading Plan, the Foundation will sell up to an aggregate of 9,300,000 shares of Class A Common Stock beginning in May 2009 through October 31, 2015.  The Stock Trading Plan provides for a minimum price each selling period, generally calendar quarters, that gradually increases each subsequent selling period.  Any shares not sold during a selling period are rolled forward and available for sale in the subsequent period at the new price threshold.  As of the date of this Amendment, an aggregate of 4,300,000 shares have been sold under the Stock Trading Plan.  All sales under the Stock Trading Plan will be made in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended, including the manner of sale and volume limitations of Rule 144.  A copy of the Stock Trading Plan was filed as Exhibit 7.03 to a Schedule 13D amendment filed on April 21, 2009 and is incorporated herein by reference.

Schedule 13D/A Marriott International Inc.	Page 20 of 29 Pages

General

Other than the above-described transactions, none of the Individual Reporting Persons, and to the best knowledge of the persons filing this Amendment, none of the executive officers and directors of Family Corp have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j).  However, the Individual Reporting Persons who are employed by Marriott, in their capacity as employees of Marriott, from time to time, may become aware of, initiate and/or be involved in discussions which relate to the transactions described in Items 4(a) through (j) and thus retain their right to modify their plans with respect to the transactions described in such Items to acquire or dispose of securities of Marriott and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.  Interest in Securities of the Issuer

(a)  See Items 7 and 9 of the cover pages to this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of Class A Common Stock owned by each of the Reporting Persons.

(b)  See Items 8 and 10 of the cover pages to this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is shared power to vote or direct the vote or shared power to dispose or to direct the disposition of such shares of Class A Common Stock.

The percentage of the Class A Common Stock set forth for each Reporting Person in this Item 5 was calculated based upon (i) 299,538,446 shares of Class A Common Stock outstanding as of October 18, 2013, as stated on the facing page of Marriott’s Form 10-Q for the quarter ended September 30, 2013 and (ii) the number of shares of Class A Common Stock issuable upon the exercise of options to purchase Class A Common Stock held by such Reporting Person(s) that are exercisable within 60 days, if any.

Except as provided in Item 4 above and as described in the footnotes to the cover pages of this Amendment, each of the Reporting Persons has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares of Class A Common Stock deemed to be beneficially owned by such Reporting Person.

(c)  In addition to the contribution described in Item 4 above, the following Reporting Persons have effected transactions in the Class A Common Stock during the past sixty days:

Schedule 13D/A Marriott International Inc.	Page 21 of 29 Pages

●	On September 30, 2013, the Estate of Stephen Garff Marriott transferred 748,814 shares to a marital trust.
●	On November 4, 2013, the Foundation sold 26,308 shares in accordance with the Stock Trading Plan described in Item 4 above.
●	On November 6, 2013, the Foundation sold 973,692 shares in accordance with the Stock Trading Plan described in Item 4 above.
●	On November 7, 2013, J.W. Marriott, Jr. exercised options to purchase 18,604 shares and sold all 18,604 shares.
●	On November 8, 2013, J.W. Marriott, Jr. exercised options to purchase 100,000 shares and sold all 100,000 shares.
●
On November 8, 2013, a grantor annuity trust established by Deborah Marriott Harrison distributed 132,500 shares among five trusts for the benefit of the children of Deborah Marriott Harrison, as the remainder beneficiaries.

●	On November 11, 2013, J.W. Marriott, Jr. exercised options to purchase 150,000 shares and sold all 150,000 shares.
●	On November 12, 2013, Stephen Blake Marriott exercised options to purchase 4,800 shares and sold all 4,800 shares.
●	On November 13, 2013, J.W. Marriott, Jr. exercised options to purchase 125,000 shares and sold all 125,000 shares.
●	On November 14, 2013, J.W. Marriott, Jr. exercised options to purchase 150,000 shares and sold all 150,000 shares.
●	On November 15, 2013, J.W. Marriott, Jr. exercised options to purchase 115,196 shares and sold all 115,196 shares.

The Foundation has now sold all of the shares it is permitted to sell under the Stock Trading Plan until December 1, 2013, which is the beginning of the next selling period under the Stock Trading Plan.

 (d)  Except as provided in Item 4 above and as described in the footnotes to the cover pages of this Amendment, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the material terms of the Second Amended and Restated Stockholders Agreement and the Stock Trading Plan set forth in Item 4 are incorporated herein by this reference.

The Reporting Persons have also entered into a Joint Filing Agreement dated as of November 18, 2013, a copy of which is filed as Exhibit 7.01 with this Amendment.

Schedule 13D/A Marriott International Inc.	Page 22 of 29 Pages

Item 7.  Material to be Filed as Exhibits

Exhibit 7.01	Joint Filing Agreement, dated as of November 18, 2013.

Exhibit 7.02
Second Amended And Restated Stockholders Agreement, effective as of September 30, 2013, by and among J. Willard Marriott, Jr., the Estate of Stephen Garff Marriott, Deborah Marriott Harrison, John Willard Marriott III, David Sheets Marriott, Jennifer R. Jackson, Ashley E. Samuelian, Stephen Blake Marriott, the Deborah Marriott 1974 Trust, the John Willard Marriott III 1974 Trust, the David Sheets Marriott 1974 Trust, and JWM Family Enterprises, Inc.

Exhibit 7.03
Rule 10b5-1 Stock Trading Plan, dated as of March 16, 2009, between the J. Willard and Alice S. Marriott Foundation and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 7.03 to the Schedule 13D/A filed by J.W. Marriott, Jr., John W. Marriott III, Deborah Marriott Harrison, Stephen Garff Marriott, David Sheets Marriott, JWM Family Enterprises, Inc. and JWM Family Enterprises, L.P. on April 21, 2009 (incorporated by reference to Exhibit 7.01 to Amendment No. 1 on Schedule 13D/A filed April 21, 2009).

Schedule 13D/A Marriott International Inc.	Page 23 of 29 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2013	By:	/s/ J.W. Marriott, Jr.
J.W. Marriott, Jr.

Schedule 13D/A Marriott International Inc.	Page 24 of 29 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2013	By:	/s/ Deborah Marriott Harrison
Deborah Marriott Harrison

Schedule 13D/A Marriott International Inc.	Page 25 of 29 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2013	By:	/s/ Stephen Blake Marriott
Stephen Blake Marriott

Schedule 13D/A Marriott International Inc.	Page 26 of 29 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2013	By:	/s/ John W. Marriott III
John W. Marriott III

Schedule 13D/A Marriott International Inc.	Page 27 of 29 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2013	By:	/s/ David Sheets Marriott
David Sheets Marriott

Schedule 13D/A Marriott International Inc.	Page 28 of 29 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JWM Family Enterprises, Inc.

Date: November 18, 2013	By:	/s/ John W. Marriott III
Name: John W. Marriott III
Title: President and CEO

Schedule 13D/A Marriott International Inc.	Page 29 of 29 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JWM Family Enterprises, L.P.

By: JWM Family Enterprises, Inc., its General Partner

Date: November 18, 2013	By:	/s/ John W. Marriott III
Name: John W. Marriott III
Title: President and CEO

Schedule 13D/A Marriott International Inc.	Page 30 of 29 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Estate of Stephen Garff Marriott

Date: November 18, 2013	By:	/s/ Juliana B. Marriott
Name: Juliana B. Marriott
Title: Personal Representative

Appendix A
Individual Reporting Persons

Name	Business Address	Principal Occupation
J.W. Marriott, Jr.*	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Executive Chairman and Chairman of the Board, Marriott International, Inc.
Deborah Marriott Harrison	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Global Officer, Marriott Culture and Business Councils, Marriott International, Inc.
Stephen Blake Marriott	JWM Family Enterprises, Inc. 6106 MacArthur Boulevard, Suite 110 Bethesda, MD 20816	Associate, Marriott International, Inc.
John W. Marriott III*	JWM Family Enterprises, Inc. 6106 MacArthur Boulevard, Suite 110, Bethesda, MD 20816	President and CEO, JWM Family Enterprises, Inc.
David Sheets Marriott	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Chief Operations Officer – Americas Eastern Region, Marriott International, Inc.

*  Director of Marriott International, Inc.

A-1

JWM Family Enterprises, Inc.

Name	Business Address	Principal Occupation
J.W. Marriott, Jr.**	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Executive Chairman and Chairman of the Board, Marriott International, Inc.
Deborah Marriott Harrison**	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Global Officer, Marriott Culture and Business Councils, Marriott International, Inc.
John W. Marriott III**	JWM Family Enterprises, Inc. 6106 MacArthur Boulevard, Suite 110 Bethesda, MD 20816	President and CEO, JWM Family Enterprises, Inc.
David Sheets Marriott**	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Chief Operations Officer – Americas Eastern Region, Marriott International, Inc.
Stephen Blake Marriott**	JWM Family Enterprises, Inc. 6106 MacArthur Boulevard, Suite 110 Bethesda, MD 20816	Associate, Marriott International, Inc.
Richard L. Braunstein**	4310 42nd Street, N.W. Washington, DC 20016	Retired
Jeffrey Kurzweil**	Venable LLP 575 7th Street, NW Washington, DC 20004	Partner, Venable LLP
William J. Shaw**	Marriott Vacations Worldwide Corp. 6649 Westwood Blvd., Suite 500 Orlando, FL 32821	Chairman of the Board, Marriott Vacations Worldwide Corporation

**  Director of JWM Family Enterprises, Inc.

Estate of Stephen Garff Marriott

Name	Business Address	Principal Occupation
Juliana B. Marriott***	JWM Family Enterprises 6106 MacArthur Boulevard, Suite 110 Bethesda, MD 20816	Personal Representative

*** Personal Representative of the Estate of Stephen Garff Marriott.

A-2